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                                                                       Exhibit 4

                        [BIOMUNE CORPORATION LETTERHEAD]


                                 April 25, 2001


Mr. Peter Frugone
One Rockefeller Plaza, Suite 1600
New York, NY  10020

Dear Mr. Frugone:

         This letter sets forth the terms whereby Biomune Systems, Inc., a Nevada corporation ("Biomune"), agrees to retain Peter Frugone to act as consultant and advisor to Biomune in the acquisition by Biomune of Science Based Health and the aspartic acid business of Solutia. In exchange for your services, Biomune shall deliver to you 1,000,000 shares of Common Stock of Biomune, par value $0.0001 per share, (the "Shares"), which will be duly authorized, legally and validly issued and outstanding, fully paid, non-assessable and registered pursuant to the Securities Act of 1933, as amended. The Shares will be issued to you upon an effective registration statement.

         In exchange for the Shares, you shall provide to Biomune financial, strategic and managerial analysis of both Science Based Health and the aspartic acid business of Solutia as a stand alone business and a component of Biomune, along with any other activities or services requested by Biomune relating to the acquisitions.

         If the foregoing is in accordance with your understanding of our agreement, please sign where indicated below and deliver a copy of this letter as provided for herein, whereupon this letter shall represent a binding agreement between us.

                                           Very truly yours,

                                           BIOMUNE CORPORATION


                                            By:_________________________________
                                               Name:  Larry Koskan
                                               Title: President and CEO
Accepted and agreed to as of the date first above written:

---------------------------------
Peter Frugone